Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2012 and 2011

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at November 9, 2012 to provide a meaningful understanding of Burcon NutraScience Corporation’s (“Burcon” or the “Company”) operations, performance, and financial condition for the three and six months ended September 30, 2012. The following information should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and accompanying notes for the periods ended September 30, 2012 and 2011, which are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), as well as the audited consolidated annual financial statements for the year ended March 31, 2012. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the United States / Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. Additional information relating to Burcon, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com or the Edgar website at www.sec.gov/edgar.

FORWARD-LOOKING STATEMENTS

From time to time, the Company or its employees may provide information containing forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in these statements that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, some of which we do not produce today and cannot be sold without further research and development. When used in these statements, the words “plan”, “expect”, “goal”, “intend”, “believe”, “estimate”, “potential” and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. As a result, actual future results may differ significantly from those stated in any forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking information due to the inherent uncertainty therein. Burcon disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

OVERVIEW OF THE COMPANY AND ITS BUSINESS

Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. Our patented processes

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2012 and 2011

utilize inexpensive oilseed meals and other plant-based sources for the production of purified plant proteins that exhibit certain nutritional, functional and nutraceutical profiles. Our products include CLARISOY™, a soy protein which offers clarity and complete nutrition for low pH systems; Peazazz™ pea protein which is uniquely soluble with clean flavour characteristics; and Puratein®, Supertein™ and Nutratein™, three canola protein isolates with unique functional and nutritional attributes. Our products are targeted at the multi-billion-dollar protein ingredient market and are particularly suited to health and wellness applications. Our environmentally-friendly and sustainable technologies have been developed at our own research facility led by our team of highly specialized scientists and engineers. Our patent portfolio currently consists of 210 issued patents worldwide, including 35 issued U.S. patents, and in excess of 390 additional patent applications, 75 of which are U.S. patent applications.

OPERATIONAL HIGHLIGHTS

CLARISOY™

Burcon has a license and production agreement (the “Soy Agreement”) with Archer Daniels Midland Company (ADM) to license its CLARISOY™ technology (the “License”) to ADM on an exclusive basis to produce, market and sell CLARISOY™ soy protein (the “Soy Products”) worldwide. ADM has constructed a commercial-scale production facility (the “Semi-works Production Facility”) to manufacture the Soy Products. ADM will also, within a time specified under the Soy Agreement, provide written notice to Burcon to advise whether it will or will not increase its annual production capacity of the Soy Products beyond the capacity of the Semi-works Production Facility (“Full Commercial Production”). The Soy Agreement provides each party the right to convert the exclusive license to a non-exclusive license under certain conditions.

At the June 2012 IFT (Institute of Food Technologists) Annual Meeting and Food Expo, ADM launched CLARISOY™ 150, the first extension to the CLARISOY product line. ADM launched CLARISOY™ 100, the first product to launch in the CLARISOY™ line at the IFT in June 2011. The IFT is the largest annual food science forum and exposition in the world. Major food companies participate in this annual trade show, which is attended by food professionals worldwide, to showcase the latest food science and technology developments and the newest products and trends.

CLARISOY 100 is a transparent, isolated soy protein and enables 100 percent soluble protein fortification in beverage applications with a pH below 4.0. CLARISOY 150 is specially processed for use in beverage systems with a pH of less than 4.0 with cloud systems or beverages neutralized to a pH of 7.0 or higher. Due to its clean flavour and high solubility in higher pH ranges, CLARISOY 150 allows for greater use of soy protein in mildly flavoured neutral beverages such as meal replacement and weight management products. The new product enables beverage manufacturers to formulate up to 10 grams of protein per serving.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2012 and 2011

In May 2012, ADM announced that it had opened its first commercial-scale plant to make CLARISOY™. The new plant, located in Decatur, IL, will provide a new line extension for ADM’s existing isolated soy protein production. During the first quarter, Burcon’s scientists and engineers provided significant assistance and support to ADM in the start-up of the Semi-works Production Facility to improve the quality and yield of the CLARISOY™ product. Functionality testing was also carried out at the Winnipeg Technical Centre (the “WTC”) on samples produced from this facility. Burcon ceased deferring the development costs associated with CLARISOY™ on June 30, 2012 and commenced amortizing these costs over 50-months on a straight-line basis.

Burcon has been receiving quarterly payments of the initial license fee from ADM. During the three and six months ended September 30, 2012, Burcon recorded initial license fees of about $63,000 and $62,000, respectively, as deferred revenue (2011 - $35,000 and $66,000). Burcon will receive royalty revenues from ADM once sales of CLARISOY™ begin. With the Semi-works Production Facility now in operation, Burcon expects that sales of CLARISOY™ will begin within the current fiscal year.

Patenting work continued to further strengthen the CLARISOY™ patent portfolio.

Peazazz™

In November 2011, Burcon announced that it had developed a novel pea protein isolate that it has branded as Peazazz™. Peazazz™ is 100% soluble and transparent in low pH solutions with clean flavour characteristics and is heat stable permitting hot fill applications. Peazazz™ may be used in a variety of healthy consumer product applications and should be of interest to companies looking for a functional alternative plant protein ingredient.

Pea protein is a relatively new, vegetable-based, functional protein ingredient valued for its emulsifying properties. Pea proteins currently available in the market are sold for use in a variety of food products including snacks and cereals, diet products (high protein foods), gluten-free and vegetarian and vegan foods.

On August 20, 2012, Burcon announced that it had entered into a non-binding letter of intent with a commercial partner that details the intention of the two parties (the “Parties”) to enter into a strategic partnership for the worldwide commercial production, marketing and sale of Peazazz™ pea protein. The letter of intent provides a framework of terms and conditions, which the Parties intend to use as the basis for a final agreement. The framework describes a phased approach to commercialization wherein the Parties would first engineer and construct an initial semi-works production facility capable of producing commercial quantities of Peazazz™, followed by a second phase wherein the Parties would be required to make a decision to build a full-scale commercial facility within a pre-determined period of time.

A significant amount of lab and processing work was carried out at the WTC during the first quarter to further develop and improve the Peazazz™ process, including applications work in various food and beverage products to determine Peazazz™’s functionality in terms of solubility,

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2012 and 2011

gel formation, strength, foaming, heat stability, emulsification and waterbinding abilities. During the second quarter, the main focus at the WTC was to optimize the Peazazz™ process parameters, as well as gathering data needed for the engineering of the semi-works plant.

Puratein®, Supertein™ and Nutratein™

For Puratein® and Supertein™ canola protein isolates, Burcon continues to work with food and beverage manufacturers to establish the value of Burcon’s proteins in their food products. Burcon has executed material transfer agreements with certain major companies. In the case of Nutratein™, Burcon has been in discussions since last year with certain leading animal nutrition companies with the intention of using Nutratein™ canola protein isolate to replace or partially replace dairy protein in certain animal feed applications.

As the focus of the year-to-date period was primarily on supporting the start-up of the CLARISOY™ Semi-works Production Facility and the improvement and development of the Peazazz™ process, limited work was conducted on canola products. However, production runs were undertaken during the first quarter to test different starting materials to determine whether there were differences in the colour and flavour of the resulting products. A new process scheme was also tested for variations in the final products that are suitable for animal nutrition and for human use. This will be further tested at the pilot scale.

Research work continued on protein extraction from various plant sources to explore potential new commercial and patenting opportunities.

INTELLECTUAL PROPERTY

Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. Over the years, Burcon has filed patent applications in various countries over its inventions. Burcon’s patent applications can be grouped into three categories:

  Applications to protect additional novel protein extraction and purification technologies;

  Applications to protect the uses of Puratein® , Supertein™ , Nutratein™ , CLARISOY™ and Peazazz™ for example, as functional food and beverage ingredients; and

  Applications to protect the “signature characteristics” of Puratein® , Supertein™ , Nutratein™ , CLARISOY™ and Peazazz™ and other plant proteins.

During the first quarter, Burcon filed two new patent applications relating to CLARISOY™ and Peazazz™. During the second quarter, Burcon filed four new patent applications for Peazazz™ and other plant products. Burcon continued the maintenance and prosecution of its patent applications.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2012 and 2011

Burcon now holds 35 U.S. issued patents over canola and flax protein processing technology and canola protein isolate applications. In addition, Burcon has a further 75 patent applications currently filed with the U.S. Patent and Trademark Office.

Burcon has also filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. Together with patents issued in other countries, Burcon now holds a total of 210 issued patents covering inventions that include the 35 granted U.S. patents. Currently, Burcon has over 390 additional patent applications that are being reviewed by the respective patent offices in various countries.

APPOINTMENT OF NEW INDEPENDENT DIRECTOR

In June 2012, the Company announced the appointment of Mr. Bradford Allen to its board of directors. Mr. Allen has over 30 years of experience in the investment, banking and securities industries. His career in private banking and investment banking includes working at major investment banks in both the institutional and private sectors in New York, Los Angeles and Hong Kong. Mr. Allen has raised private and institutional capital for companies in both the U.S. and Hong Kong, as well as advising on mergers and acquisitions.

RESULTS OF OPERATIONS

As at September 30, 2012, Burcon has not yet generated any revenues from its technology. For the three and six months ended September 30, 2012, the Company recorded a loss of $1,351,787 ($0.045 per share) and $2,388,765 ($0.080 per share), respectively, as compared to $1,786,507 ($0.060 per share) and $2,976,253 ($0.099 per share), respectively, during the same periods last year. Included in the loss amounts for the six months ended September 30, 2012 are $12,306 (2011 - $918,892) of stock-based compensation (non-cash) costs. The other non-cash costs included in the loss amounts are amortization of $64,909 (2011 - $30,699) and gain on disposal of property and equipment of $nil (2011 - $3,359). The following provides a comparative analysis of significant changes in major expenditures items.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2012 and 2011

Research and development expenses

Components of research and development (“R&D”) expenditures are as follows:
(unaudited, in thousands of dollars)

	Three months ended September 30		Six months ended September 30
	2012	2011	2012	2011
	IFRS	IFRS	IFRS	IFRS
Salaries and benefits	267	142	485	163
Amortization of deferred development costs	133	-	133	-
Laboratory operation	102	40	150	63
Amortization of property and equipment	35	19	63	29
Rent	20	8	37	13
Analyses and testing	19	10	29	15
Travel and meals	12	1	12	1
	588	220	909	284

The Company began the deferral of CLARISOY™ development costs in March 2011 after it had determined that it had met all the criteria for deferring development costs. Burcon ceased the deferral of these costs on June 30, 2012 and also commenced the amortization of these costs on a straight-line basis over 50 months. To-date, Burcon has deferred a total of $2,223,435 of CLARISOY-related expenditures, of which $133,406 have been amortized.

For the three and six months ended September 30, 2012, $nil and $122,708, respectively, (2011 -$309,202, $790,361) of R&D expenses were capitalized to deferred development cost.

A significant portion of R&D expenses is comprised of salaries and benefits. Before capitalizing salaries and benefits to deferred development costs, the cash portion of salaries and benefits increased by approximately $25,000 and $60,000 for the three and six months ended September 30, 2012 over the same periods in fiscal 2012. The increase is due almost entirely to the addition of new technical staff at the WTC and the return of staff from maternity leave. The salaries and benefits that were expensed in the three and six month periods increased by $125,000 and $322,000 over the comparative periods, as the primary focus of the technical staff during this fiscal year has been on Peazazz™, as compared to the technical staff’s time spent on CLARISOY™ during the same periods in fiscal 2012, with the related salaries and benefits capitalized to deferred development costs.

Total laboratory operation expenses for the current three and six month periods increased by $62,000 and $87,000, respectively, over the same periods last year. However, before capitalizing laboratory operation costs to deferred development costs, these costs increased by about $18,000 and decreased about $5,000 over the same periods last year. Due to a much

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2012 and 2011

higher activity level at the WTC being related to CLARISOY™ during the first quarter last year, most of the laboratory operation costs last year were capitalized to deferred development costs. The increase in the current quarter is due to major overhaul repairs to three pieces of equipment totaling $26,000, offset by a decrease in equipment rental expenses of about $7,000. The total decrease for the six-month period in these costs was due mainly decrease of about $21,000 in equipment rental expenses, offset by a net increase of about $3,000 in repairs and maintenance and an increase in lab supplies costs of about $15,000 related to Peazazz™.

Before capitalizing analyses and testing expenditures to deferred development costs for the three and six months ended September 30, 2012, these expenditures decreased by about $18,000 and $33,000, respectively. Burcon expended about $19,000 on Peazazz™ sample testing in the current quarter, as compared to $37,000 in the comparative quarter, of which $26,000 CLARISOY™-related expenses were capitalized to deferred development costs. Similarly, a total of $32,000 was expended on sample testing for the six month period, of which $3,000 CLARISOY™-related expenses were capitalized to deferred development costs. This compares to $65,000 expended in the comparative six-month period, with $50,000 capitalized. Similar to other R&D expenditures, the higher level of analyses and testing that were expensed in the current periods is reflective of the work undertaken on Peazazz™ and other protein products, as compared to work done on CLARISOY™ in the same periods last year.

General and administrative (“G&A”) expenses
(unaudited, in thousands of dollars)

	Three months ended September 30		Six months ended September 30
	2012	2011	2012	2011
	IFRS	IFRS	IFRS	IFRS
Professional fees	356	474	623	858
Salaries and benefits	251	900	531	1,490
Investor relations	56	89	141	167
Office supplies and services	37	27	77	56
Other	30	56	72	106
Travel and meals	32	43	53	71
Management fees	12	12	21	22
Amortization of property and equipment	1	1	2	1
	775	1,602	1,520	2,771

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2012 and 2011

Salaries and benefits

Included in salaries and benefits for the three and six months ended September 30, 2012 is stock-based compensation expense of approximately $5,000 and $12,000, respectively (2011 –$608,000 and $862,000).

The cash portion of salaries and benefits for the three and six month periods decreased by about $46,000 and $109,000, respectively, over the same periods last year. The decrease in the current quarter is attributed to a decrease in directors’ fees of $68,000 due to fewer board and committee meetings held this year as compared to the comparative quarter, as well as the directors’ annual retainer being amortized over the year versus expensed immediately. This was offset by an increase of $13,000 in CPP contributions for option exercises, with the balance due to a new staff member hired late last fiscal year. The decrease for the six month period is due to a decrease in directors fees as noted above of $65,000, a retroactive salary adjustment of $73,000 made to a senior officer during the first quarter last year, offset by the increases as noted above.

Professional fees
(unaudited, in thousands of dollars)

	Three months ended September 30		Six months ended September 30
	2012	2011	2012	2011
	IFRS	IFRS	IFRS	IFRS
Regulatory and intellectual property	318	242	555	613
Legal, audit and consulting	38	232	68	245
	356	474	623	858

Patent legal fees and expenses account for a significant portion of Burcon’s professional fees. Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. Burcon did not capitalize any patent costs during the quarter (2011 - $210,000). For the six months ended September 30, 2012, Burcon capitalized about $132,000 (2011 - $291,000) of CLARISOY™-related patent costs to deferred development costs. For the three and six months ended September 30, 2012, total patent legal fees and expenditures (before capitalization) decreased by about $133,000 and $218,000 over the same periods last year. The decrease is attributable to three patents having entered national phase in the second quarter of fiscal 2012 with agency and filing fees of about $165,000, as compared to the current quarter’s fees related to National Phase of about $89,000. In addition, patents granted in Europe that required registration in several European countries during the first quarter of last year contributed to $71,000 of the expenditures. Patent legal fees and expense were also generally lower during the first quarter of this year, as compared to last year, due mostly to fees related to patents that had entered national phase at the end of fiscal 2011 that continued into the first quarter of last year. From inception, Burcon has expended approximately $8.2 million on patent legal fees and disbursements to strengthen its patent portfolio in various countries of the world and file patent applications for new inventions.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2012 and 2011

The decrease in legal and audit fees is due to about $215,000 in legal and audit fees incurred in the second quarter of last year related to the NASDAQ listing.

Investor relations

For the three and six months ended September 30, 2012, the cash portion of investor relations expenses decreased by $33,000 and $19,000, respectively. The higher costs of last year’s annual mailing and TSX fees contributed to most of the decrease of the current quarter from last year’s. Similarly, the same costs contributed to the decrease for the six-month period, as well as decreases in travel of about $9,000 and website design costs of about $5,000 incurred last year. This was offset by NASDAQ fees of $18,000 and public relations consultant costs of about $11,000 incurred this year.

LIQUIDITY AND FINANCIAL POSITION

Conditions do exist, as described in the Condensed Consolidated Interim Financial Statements that cast substantial doubt over the Company’s ability to continue as a going concern. As at September 30, 2012, the Company had not earned revenues from its technology, had an accumulated deficit of $55,282,662 and had relied on equity financings, private placements, rights offerings and other equity transactions to provide the financing necessary to undertake its research and development activities. At September 30, 2012, the Company had cash and cash equivalents of $3,979,735 that management estimates are sufficient to fund its operations through June 2013. On November 7, 2012, the Company announced that it has filed a preliminary short form prospectus in connection with a best efforts of common shares of Burcon for gross proceeds of up to $5 million (the “Offering”). Final pricing and determination of the number of common shares to be sold pursuant to the Offering will occur immediately prior to the filing of the final short form prospectus, expected to close on or about November 21, 2012. Closing of the Offering is subject to final pricing and TSX and NASDAQ approval. The net proceeds of the Offering will be used for continued commercialization of Burcon’s CLARISOY™ soy protein and Peazazz™ pea protein and for general working capital purposes. There can be no assurance that the steps management is taking will be successful. The Company will continue to receive quarterly initial license fees from its license and production agreement with ADM and expects to receive royalty revenues once sales of CLARISOY™ commence. However, the amount and timing of royalty revenues cannot be ascertained at this time.

The net cash used in operations during the six months ended September 30, 2012, measured in terms of cash flows from operating activities, before changes in non-cash working capital, totalled approximately $2,178,000, as compared to $2,030,000 in the comparative period. Including the development expenditures that were deferred this year, cash used in operations and on CLARISOY™ development decreased by about $467,000. As noted above, the decrease in patent-related activities accounted for $208,000 of the decrease as did the decrease in professional fees of $189,000. The retroactive salary adjustment for an officer last year noted

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2012 and 2011

above, offset by the addition of staff and salary increases at both the Vancouver and Winnipeg offices also contributed about $49,000 of the decrease.

The restricted cash balance as at March 31, 2012 were funds held in escrow that were released to ADM in April 2012.

The Company did not make significant capital expenditures either in this six-month period or in the comparative period.

Option exercises during this six-month period provided proceeds of approximately $274,000 (2011 - $538,000).

At September 30, 2012, Burcon’s working capital was approximately $3,726,000 (March 31, 2012 - $5,759,000). Burcon did not commit to any material capital expenditures as at September 30, 2012. The Company may incur up to $260,000 in additional capital expenditures and approximately $618,000 in patent legal fees and disbursements for the remainder of fiscal 2013. We expect several patents applications will enter National Phase this year, although it will be about one-half of last year’s number (nine). We also expect to file about five new patent applications this year. There will also likely be patents that will be granted in Europe that will require registration in several European countries. Burcon had previously disclosed that it was planning to expend up to $800,000 to conduct external scientific studies to further research various aspects of its canola protein products. These studies have not yet begun; however, due to other more immediate business objectives, this project has now been terminated.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are its cash and cash equivalents, restricted cash, short-term investments, amounts receivable and accounts payable and accrued liabilities.

Credit risk

The financial instruments that potentially expose the Company to a concentration of credit risk are cash and cash equivalents and amounts receivable. The Company’s cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks. The Company limits its exposure to credit loss by placing its cash and cash equivalents with various Canadian chartered banks.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates. Burcon’s cash and cash equivalents are held at various Canadian chartered banks to maximize interest and to diversify risk. For the three and six months ended September 30, 2012, the weighted average interest rate earned on the Company’s cash and cash equivalents was 1.15% and 1.15% per annum, respectively (2011 –

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2012 and 2011

1.25% and 1.23%). The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at September 30, 2012 is estimated to be a $40,000 increase or decrease in interest income per year.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure. It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities as at September 30, 2012 was $435,682, all of which is within the next 12 months.

OUTSTANDING SHARE DATA

As at September 30, 2012, Burcon had 30,187,193 common shares and 1,617,500 stock options that are convertible to an equal number of shares outstanding at a weighted average exercise price of $8.27 per share.

As at the date of this MD&A, Burcon had 30,187,193 common shares and 1,999,500 stock options outstanding at a weighted average exercise price of $7.48 per share.

QUARTERLY FINANCIAL DATA
(Unaudited, in thousands of dollars, except per-share amounts)

		Three months ended
	September 30,		March 31,	December 31,
	2012	June 30, 2012	2012	2011
	(IFRS)	(IFRS)	(IFRS)	(IFRS)
Interest and other income	11	29	29	32
Loss for the period	(1,352)	(1,037)	(1,089)	(1,897)
Basic and diliuted loss per share	(0.05)	(0.04)	(0.04)	(0.06)

		Three months ended
	September 30,		March 31,	December 31,
	2011	June 30, 2011	2011	2010
	(IFRS)	(IFRS)	(IFRS)	(IFRS)
Interest and other income	36	43	41	39
Loss for the period	(1,786)	(1,190)	(2,526)	(1,609)
Basic and diliuted loss per share	(0.06)	(0.04)	(0.08)	(0.05)

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2012 and 2011

Included in the losses of the first two quarters of this year are about $7,000 and 5,000 of stock-based compensation expense, respectively. Included in the first four quarters of the fiscal 2012 are about $266,000, $653,000, $784,000 and $13,000 of stock-based compensation expense, respectively. Similarly, included in the third and fourth quarters of fiscal 2011 are stock-based compensation expense of approximately $682,000 and $625,000, respectively. The higher stock-based compensation expense in the second and third quarters of last year relates to the recognition of options granted in those quarters that had vested immediately.

Burcon incurred about $248,000 and $110,000 in the second and third quarters of fiscal 2012, respectively, in legal, audit and filing fees relating to the NASDAQ listing process.

Patent legal fees and expenses account for a significant amount of the Company’s expenditures. These fees and expenses totaled $416,000 in the last quarter of fiscal 2012, of which $182,000 have been capitalized to deferred development costs). These expenditures reached historical highs, totalling about $450,000 and $475,000 during the first and second quarters of fiscal 2012, respectively (of which $81,000 and $210,000 were capitalized to deferred development costs, respectively) due to several patent applications having entered National Phase in the fourth quarter of fiscal 2011, as well as the second quarter of fiscal 2012. These costs include filing fees for these patents in several designated countries.

RELATED PARTY TRANSACTIONS

Burcon engaged a company that is controlled by an entity that has significant influence over Burcon for the following related party transactions:

Included in general and administrative expenses (office supplies and services and other expenses) for the three and six months ended September 30, 2012 are $15,791 and $31,581, respectively (2011 - $13,997 and $27,994) for office space rental, services, and equipment rental.

For the three and six months ended September 30, 2012, included in general and administrative expenses (management fees) is $11,344 and $20,854, respectively (2011 - $11,939 and $21,781) for services provided. At September 30, 2012, $2,729 (March 31, 2012 - $2,113) of this amount is included in accounts payable and accrued liabilities. For the three and six months ended September 30, 2012, included in interest and other income are $2,174 and $9,507, respectively (2011 - $3,607 and $8,555) for management services provided. At September 30, 2012, $485 (March 31, 2012 - $2,396) of this amount is included in amounts receivable.

CRITICAL ACCOUNTING ESTIMATES

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standard Board (IASB) on a basis consistent with those followed in the most recent annual consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2012 and 2011

The preparation of condensed consolidated interim financial statements in accordance with IFRS requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of expenses during the reporting period, and disclosures made in the accompanying notes to the financial statements. Actual results could differ from those estimates.

The significant areas where management’s judgment is applied is in determining the fair value of stock-based compensation (see note 5 to the condensed consolidated financial statements for assumptions used by management), the determination of whether all criteria for deferring development costs are met and the point when amortization of development cost commences, the expense allocation to deferred development costs, as well as the recoverable amount of the deferred development costs and goodwill.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer, as well as other executives, have designed disclosure control and procedures (“DC&P”), or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them.

These officers are also responsible for designing and maintaining internal controls over financial reporting (“ICFR”), or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of the Company’s ICFR.

There have been no significant changes in the DC&P and ICFR that occurred during the three months ended September 30, 2012 that could have materially affected, or are reasonably likely to materially affect, such controls.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that can significantly affect its financial condition and future operations. A detailed explanation of the risk factors which we face is provided in our AIF for the year ended March 31, 2012 under the section titled “Risk Factors”, which is incorporated by reference herein. The AIF is available at www.sedar.com. In addition, conditions do exist, as described in the Liquidity and Financial Position section above and in the Condensed Consolidated Interim Financial Statements that cast substantial doubt over the Company’s ability to continue as a going concern.

OUTLOOK

For the coming year, Burcon’s objectives are to further the development and commercialization of its soy, canola and pea products.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2012 and 2011

Pea

Burcon intends to complete the final agreement with the strategic partner for the worldwide commercial production, marketing and sale of Peazazz™ pea protein, including the engineering and construction of the initial semi-works production facility. Burcon will also continue to refine and optimize the related extraction and purification technology, work on developing new applications and products and file new patents.

Soy

Burcon will continue to support ADM with its commercialization of CLARISOY™ soy protein products.

Canola

For Nutratein™, Burcon will refine the pilot process to produce a consistent product of optimum quality, flavour, colour, aroma, amino acid profile, nutritional and functional attributes. Burcon also intends to pursue a collaboration with animal feed manufacturers on animal and/or fish feeding trials using Nutratein™. Burcon will continue to pursue product development agreements with major food, beverage and nutritional product companies to develop improved or novel applications for Supertein™ and Puratein® canola protein isolates into their products, with the intent that a strategic alliance with one or more potential partners can be secured for the commercialization of Burcon’s canola protein isolates.

Burcon will continue to refine its protein extraction and purification technologies, develop new technologies and related products. In addition, Burcon will further strengthen and expand its intellectual property portfolio. Burcon will also explore opportunities for acquiring or licensing into Burcon, novel technologies that will complement or enhance Burcon’s intellectual property portfolio and business initiatives.